EXHIBIT 99.5

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2011
(Expressed in Canadian Dollars)
(Unaudited)

1600-570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsections 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that these condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

	Notes	September 30, 2011	December 31, 2010

ASSETS

Current assets
Cash and cash equivalents		$31,793,443	$48,533,766
Receivables		2,467,024	32,166
Deposits and prepaid expenses		357,397	106,405
Due from Silver Standard Resources Inc.	6	603,962	600,000
Total current assets		35,221,826	49,272,337

Non-current assets
Reclamation bond	4	365,000	-
Fixed assets	8	1,747,598	-
Mineral interests	4	476,769,145	450,000,000
		478,881,743	450,000,000

Total Assets		$514,103,569	$499,272,337

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$2,256,424	$1,131,915
Convertible promissory note	7	-	39,753,000
Total current liabilities		2,256,424	40,884,915

Non-current liabilities
Property payment	4	400,000	-
Total liabilities		2,656,424	40,884,915

EQUITY

Share capital	5	510,345,551	458,738,330
Share based payment reserve	5	25,411,194	13,779,108
Deficit		(24,309,600)	(14,130,016)
Total equity		511,447,145	458,387,422

Total Equity and Liabilities		$514,103,569	$499,272,337

Commitment	4
Subsequent event	10

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on November 10, 2011.

On behalf of the Board:
/s/ Ross A. Mitchell	/s/ Robert A. Quartermain
Ross A. Mitchell (Chairman of Audit Committee)	Robert A. Quartermain (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three months ended September 30, 2011	Nine months ended September 30, 2011

EXPENSES

Amortization		26,720	56,182
Consulting		77,097	142,958
General and administrative		74,050	245,815
Insurance		27,237	70,551
Investor relations		260,022	566,172
Listing fees		74,874	184,899
Professional fees		16,667	269,760
Salaries		218,469	820,011
Share based compensation	5	1,968,853	10,554,932
Travel and accommodation		854	122,207

Loss before other items		2,744,843	13,033,487

OTHER ITEMS

Interest income		(89,923)	(310,404)
Other income		-	(250,000)

Loss before taxes		2,654,920	12,473,083
Income tax recovery	5	(2,293,500)	(2,293,500)

Net loss and comprehensive loss for the period		$361,420	$10,179,583

Basic and diluted loss per common share	5	$0.01	$0.13

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	Notes	Three months ended September 30, 2011	Nine months ended September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period from operations		$(361,420)	$(10,179,583)
Items not affecting cash:
Amortization	8	26,720	56,182
Share-based compensation	5	1,968,853	10,554,932
Income tax recovery	5	(2,293,500)	(2,293,500)
Change in non-cash working capital items:
Receivables		(1,293,832)	(2,434,858)
Prepaid expenses		(80,618)	(250,992)
Due from Silver Standard Resources Inc.	6	471,449	(3,962)
Accounts payable and accrued liabilities		(39,464)	(926,464)

Net cash used in operating activities		(1,601,812)	(5,478,245)

CASH FLOWS FROM FINANCING ACTIVITIES
Flow-through shares issued	5	15,081,500	15,081,500
Share issuance costs	5	(933,779)	(933,779)
Underwriters’ exercise of over allotment option	7	-	18,000,000
Settlement of convertible promissory note	7	-	(18,000,000)

Net cash generated by financing activities		14,147,721	14,147,721

CASH FLOWS FROM INVESTING ACTIVITIES
Reclamation bonds	4	(35,000)	(365,000)
Expenditures on mineral interests	4	(16,496,417)	(23,061,278)
Purchase of property, plant and equipment	8	(168,539)	(1,983,521)

Net cash used in investing activities		(16,699,956)	(25,409,799)

Change in cash and cash equivalents for the period		(4,154,047)	(16,740,323)

Cash and cash equivalents, beginning of period		35,947,490	48,533,766

Cash and cash equivalents, end of period		$31,793,443	$31,793,443

Cash and cash equivalents are comprised of cash in business and savings accounts, available on demand by the Company, held at major Canadian financial institutions.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
 (unaudited)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2010		78,844,586	$458,738,330	$13,779,108	$(14,130,016)	$458,387,422

Underwriters’ exercise of over allotment option	5	3,000,000	18,000,000	-	-	18,000,000

Shares issued on conversion of promissory note	7	3,625,500	21,753,000	-	-	21,753,000

Value assigned to options granted	5	-	-	5,387,780	-	5,387,780

Loss for the period		-	-	-	(6,076,231)	(6,076,231)

Balance – March 31, 2011		85,470,086	$498,491,330	$19,166,888	$(20,206,247)	$497,451,971

Value assigned to options vested	5	-	-	3,642,787	-	3,642,787

Loss for the period		-	-	-	(3,741,933)	(3,741,933)

Balance – June 30, 2011		85,470,086	$498,491,330	$22,809,675	$(23,948,180)	$497,352,825

Shares issued under Flow-through Agreement	5	1,390,000	15,081,500	-	-	15,081,500

Flow-through share premium	5	-	(2,293,500)	-	-	(2,293,500)

Share issue costs	5	-	(933,779)	-	-	(933,779)

Value assigned to options granted	5	-	-	2,601,519	-	2,601,519

Loss for the period		-	-	-	(361,420)	(361,420)

Balance – September 30, 2011		86,860,086	$510,345,551	$25,411,194	$(24,309,600)	$511,447,145

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. Results for the period ended September 30, 2011, are not necessarily indicative of future results.

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2010 as filed on SEDAR at www.sedar.com.

b)	Significant Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impact of such estimates is pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believe to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period relate to, but are not limited to, the following:

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Critical accounting estimates (cont’d)

i.	the recoverability of amounts receivable;
ii.	the recoverability of the carrying value of the investment in its mineral interests;
iii.	the inputs used in accounting for share-based compensation expense in profit or loss;
iv.	the flow-through premium estimated on the issuance of flow-through shares.

c)	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral interests.

d)	Property, Plant and Equipment

Property, plant and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The building under construction will be depreciated when it has been substantially completed and is available for its intended use. It will be depreciated over its expected life.

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a unit of production basis or declining balance basis at rates of 5% to 50% per annum, as appropriate. All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 5% to 50% per annum, as appropriate. Amortization methods and useful lives are reviewed at each reporting date and adjusted as required.

e)	Flow-through Shares

The issuance of flow-through common shares of the Company results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium based on intrinsic value, if any, investors pay for the flow-through feature, which is recognized as a liability, and share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a related deferred income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

3.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards not adopted by the Company

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2012 or later periods.

Effective for the Company’s annual reporting period beginning January 1, 2013:

•	IFRS 9, Financial Instruments, Classification and Measurement. The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

•
IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The Company anticipates that the adoption of this standard will have no material impact.

•
IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31. The Company anticipates that the adoption of this standard will have no material impact.

•
IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates. The Company anticipates that the adoption of this standard will have no material impact.

•	IFRS 13, Fair Value Measurement, this new standard sets out a framework for measuring fair value and the disclosure requirements for fair value measurements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

4.	MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:

	December 31,	Additions	September 30,
	2010	2011	2011
CANADA
BRITISH COLUMBIA
Snowfield Project
Acquisition	$309,064,110	$-	$309,064,110
Exploration costs:
Aircraft rentals	-	1,707	1,707
Amortization	-	13,749	13,749
Contract services	-	7,599	7,599
Consulting	-	82,815	82,815
Environmental	-	100,204	100,204
Field costs	-	16,919	16,919
Freight, shipping, courier	-	2,937	2,937
Geology consulting	-	7,800	7,800
Government fees and licenses	-	13,150	13,150
Miscellaneous	-	1,880	1,880
Overhead costs	-	1,662	1,662
Travel and transportation	-	1,096	1,096
	309,064,110	251,518	309,315,628

Brucejack Project
Acquisition	140,935,890	1,875,000	142,810,890
Exploration costs:
Aircraft rentals	-	4,845,050	4,845,050
Amortization	-	165,992	165,992
Assaying	-	1,949,722	1,949,722
Bridge construction	-	61,000	61,000
Camp construction and supplies	-	1,972,751	1,972,751
Consulting	-	779,396	779,396
Contract services	-	3,038,066	3,038,066
Drilling	-	7,438,107	7,438,107
Engineering	-	301,267	301,267
Environmental	-	659,181	659,181
Equipment rent and maintenance	-	282,642	282,642
Field costs	-	36,180	36,180
Freight, shipping, courier	-	93,394	93,394
Government fees and licenses	-	17,036	17,036
Geotechnical	-	210,173	210,173
Metallurgical consulting	-	40,496	40,496
Miscellaneous	-	180,971	180,971
Overhead costs	-	149,058	149,058
Resource estimate	-	38,556	38,556
Road construction	-	716,303	716,303
Share-based compensation	-	1,077,154	1,077,154
Storage	-	180,571	180,571
Travel and transportation	-	155,252	155,252
Wages	-	254,309	254,309
	140,935,890	26,517,627	167,453,517

Mineral property costs	$450,000,000	$26,769,145	$476,769,145

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

4.	MINERAL INTERESTS (Cont’d)
Snowfield and Brucejack Projects

The Company owns the Snowfield and Brucejack Projects which were acquired from Silver Standard Resources Inc. (“Silver Standard”) for $450,000,000, paid by $215,020,000 in cash and the issuance of 32,537,833 common shares of the Company valued at $195,227,000 and a convertible promissory note for $39,753,000, of which $18,000,000 was paid by the Company in cash and the balance of $21,753,000 was converted to 3,625,500 shares of the Company.

During the period ended September 30, 2011, the Company entered into a purchase agreement to acquire certain mineral claims in northwest British Columbia, adjacent to the Company’s claims that include the Brucejack and Snowfield Projects, for $750,000.  Upon closing of the acquisition on September 28, 2011, the Company paid cash of $150,000 and is committed to paying $200,000 on the first anniversary of closing and $400,000 on the second anniversary of closing.

The Company has lodged $365,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

5.	CAPITAL AND RESERVES

Authorized Share Capital

At September 30, 2011, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 15, 2011, the Company closed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per flow-through share for aggregate gross proceeds of $15,081,500.  In accordance with IFRS, the Company has bifurcated the gross proceeds to share capital of $12,788,000 (before share issue costs of $933,779) and recognized income tax recovery of $2,293,500 upon flow-through expenditures being made.

Basic and diluted loss per share

The calculation of basic and diluted loss per share is based on the following:

	Three months ended September 30, 2011	Nine months ended September 30, 2011
Loss attributable to common shareholders	$361,420	$10,179,583
Weighted average number of common shares outstanding for calculation of loss per share	86,633,456	85,371,236

The loss per share does not include the effect of 5,170,000 share purchase options outstanding as they are anti-dilutive.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine month ended September 30, 2011
(unaudited)

5.	CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares.  Such options can be exercisable for a maximum of ten years from the date of grant.  The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

Continuity of share purchase options for the nine months ended September 30, 2011 is as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised (Cancelled/Forfeited)	September 30, 2011	Exercisable
December 21, 2015	$6.00	2,725,000		-	2,725,000	1,362,500
January 28, 2016	6.10	-	1,575,000	-	1,575,000	787,500
February 10, 2016	8.73	-	100,000	-	100,000	50,000
March 16, 2016	11.01	-	655,000	(10,000)	645,000	322,500
August 11, 2016	9.55	-	125,000	-	125,000	31,250
		2,725,000	2,455,000	(10,000)	5,170,000	2,553,750

Weighted average exercise price		$6.00	$7.69	$11.01	$6.79
Weighted average remaining contractual life (years)		5.0			4.3

The total fair value of stock options incurred during the three month period ended September 30, 2011 is $2,601,519, and for the nine month period ended September 30, 2011 is $11,632,086. For the three month period ended September 30, 2011, $1,968,853 has been expensed in profit and loss and $632,666 has been charged to mineral interests. For the nine month period ended September 30, 2011, $10,554,932 has been expensed in profit or loss and $1,077,154 has been charged to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine month period ended September 30, 2011 using the Black-Scholes option pricing model:

Risk-free interest rate	2.25%
Expected volatility	54%
Expected life	5 years
Expected dividend yield	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

6.	RELATED PARTIES

Transactions with Key Management Personnel

Key management personnel compensation:
For the nine months ended September 30, 2011
Salaries and management fees	$748,000
Share based compensation	6,968,928
$7,716,928

Receivable from Silver Standard

The Company and Silver Standard have an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”). The Company had recorded a receivable of $600,000 due from Silver Standard at December 31, 2010 with a corresponding offset to share issuance costs.

During the nine months ended September 30, 2011, the Company paid an additional $710,543 on behalf of Silver Standard for consulting and legal expenses in connection with the Secondary Offering increasing the receivable to $1,310,543.  Silver Standard repaid $706,581 of this amount resulting in a balance outstanding of $603,962.

The Company’s acquisition of the Projects from Silver Standard had resulted in Silver Standard owning 42.3% of the issued shares of the Company at March 31, 2011. During the three months ended June 30, 2011, this interest was reduced to 28.86% as a result of the Secondary Offering.  During the nine months ended September 30, 2011, this interest was reduced further to 28.39% as a result of the flow-through share offering.

Refer to notes 4 and 7.

Employment Agreements

The Company has entered into employment agreements with each of its President and CEO (the “CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements, the CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more.  The CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of the Board.  The CEO, CDO and CExO are also entitled to twenty-four months’ salary and two years annual performance bonus as a termination benefit without cause.

Subsidiary

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Explorations Inc.	British Columbia, Canada	100%	Holds interest in Projects

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

7.	CONVERTIBLE PROMISORY NOTE

As part of the Snowfield and Brucejack acquisition (note 4), the Company had issued to Silver Standard a convertible promissory note in the amount of $39,753,000. During the three months ended March 31, 2011, $18,000,000, being the proceeds from the over allotment option on the Company’s Initial Public Offering, was paid to Silver Standard to reduce the note to $21,753,000. The remainder was converted and settled through the issuance of 3,625,500 common shares on February 1, 2011.

8.           FIXED ASSETS

	September 30, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Building	$297,297	$-	$297,297
Office equipment	94,951	8,509	86,442
Computer software license	197,434	86,133	111,301
Computer hardware	124,940	28,586	96,354
Exploration equipment	1,268,899	112,695	1,156,204
	$1,983,521	$235,923	$1,747,598

During the nine months ended September 30, 2011, $56,182 of amortization is recognized in comprehensive loss and $179,741 is recognized in mineral properties.

9.	FINANCIAL RISK MANAGEMENT

(a)           Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

(b)           Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, other receivables and amounts due from Silver Standard.

The Company limits its exposure to credit risk on liquid financial assets through investing its cash and cash equivalents with high-credit quality financial institutions.

Other receivables consist primarily of HST receivable from the Government of Canada.

The Company is subject to a significant concentration of credit risk related to the amount due from Silver Standard. However, the Company has not recorded an allowance against this receivable because it is confident of its collectability. See note 6.

The carrying value of the Company’s cash and cash equivalents, due from Silver Standard and other receivables represent the maximum exposure to credit risk.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2011
(unaudited)

9.	FINANCIAL RISK MANAGEMENT (Cont’d)

Financial Assets	Carrying Amount as at September 30, 2011
Due from Silver Standard (note 6)	$603,962
Receivables	2,467,024
Cash and cash equivalents	31,793,443
$34,864,429

(c)           Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs.

(d)           Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(e)           Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

(f)           Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business.  The capital structure of the Company consists of equity, which comprises of share capital, net of accumulated deficit.  The Company manages its capital structure through the preparation of operating budgets, which are approved by the Board of Directors.

Company is not subject to any externally imposed capital requirements.

(g)           Fair Value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

10.	SUBSEQUENT EVENT

The Company granted employee and consultant stock options under its stock option plan, to purchase 275,000 common shares exercisable at $9.73 per share for a term of five years.